Exhibit 21.0

SUBSIDIARIES OF REGISTRANT

               Document Security Systems, Inc. acknowledges that the following corporations are subsidiaries of the Registrant:

Name	State of Incorporation

Document Security Consultants, Inc.	(New York)
Thomas M. Wicker Enterprises, Inc.	(New York)
Lester Levin Inc.	(New York)
Secured Document Systems, Inc.	(New York)
Plastic Printing Professionals, Inc.	(New York)
Secuprint Inc.	(New York)
Premier Packaging Corporation	(New York)
ExtraDev, Inc.	(New York)